

SONO•TEK Corporation

2023 ANNUAL REPORT

— NOVOCOAT IS A 3-AXIS AUTOMATED MOTION COATING PLATFORM SERIES DEVELOPED IN 2022

Sono-Tek is the world leader in ultrasonic coating solutions that deposit thin films of liquid chemistries used in highly technical manufacturing processes. Our coating systems are used in the creation of a variety of disruptive technology products, primarily for the electronics/microelectronics, precision medical device, and clean energy sectors. The growing need for functional film capabilities on an expanding range of substrates is driving global demand.



Applying Precision Coatings Since

1975



We continue to innovate and expand our capabilities with fully engineered solutions designed and built exclusively by our engineering team, including proprietary application expertise. Pictured is the NovoCoat coating system, developed in 2022.



EXCELLENT BALANCE SHEET STRENGTH

Cash, Cash Equivalents & Marketable Securities
$ in Millions

FY2018: $6.4
FY2019: $5.5
FY2020: $7.9
FY2021: $8.7
FY2022: $10.7
FY2023: $11.4

Stockholders' Equity
$ in Millions

FY2018: $8.4
FY2019: $8.6
FY2020: $9.8
FY2021: $11.0
FY2022: $13.7
FY2023: $14.6

Total Debt
$ in Millions

FY2018: $1.0
FY2019: $0.9
FY2020: $0.7
FY2021: $0.0*
FY2022: $0.0
FY2023: $0.0

*Does not include $1M PPP loan, forgiven in Q1 FY2022

The charts above demonstrate the financial success that has resulted from Sono-Tek's strategy of diversification of markets, products and geography. This has led to the ongoing development of an expanded line of ultrasonic coating products and systems that no other company can match, and which has created multiple future growth opportunities. Over the years we have built a substantial barrier to competition through our advanced technological leadership, which we apply to win and retain customers. This has proven to be a significant competitive differentiator for Sono-Tek in the global marketplace.



Founded in 1975, Sono-Tek Corporation designs and manufactures proprietary ultrasonic coating systems that apply precise, thin-film coatings to a multitude of products for the microelectronics/ electronics, medical, alternative energy, and industrial markets, including specialized glass applications for lenses and electronic device surfaces. Our recent growth has been driven by the sale of larger, more complex, and higher value systems that uniquely help our customers succeed while strengthening their bond with us.

Our environmentally-friendly ultrasonic spray systems provide high performance functional and protective coatings, with dramatic reductions in overspray, savings in raw materials, water and energy usage, improved process repeatability, transfer efficiency, high uniformity, and reduced emissions.

*Sono-Tek's founder was the inventor of the ultrasonic nozzle and we remain **the leader in the industry**.*

Dear Shareholders:

Sono-Tek's fiscal year 2023, ended February 28, 2023, was very successful with renewed market activity, orders and increasing backlog, which closed the year at the highest level in our history. Our focus on three major and growing market segments—electronics and semiconductors, clean energy technologies, and medical device coatings—has shown success and is expected to power us through the foreseeable future. Semiconductor manufacturing and clean energy coating applications now have substantial government funding and incentives, boosting these already strong segments for us.

In fact, we received our first million dollar order from the clean energy sector in August 2022. The order, valued at $1.1 million, was also one of the largest in Sono-Tek's corporate history at the time, both important milestones. Since then, we've received another $1.1 million order from the same customer as well as two other initial orders that are expected to total several million dollars each when the respective production lines are complete.

An unexpected post-COVID challenge developed this year for many businesses as parts, labor inflation and difficulty in finding and retaining personnel led to manufacturing and shipping delays. Sono-Tek was not immune to these challenges but we have successfully navigated them with market-based compensation and additional training of newer staff. One area that has proven to be more challenging is the "supply chain" issue.

Five-Year Performance Highlights   Fiscal Calendar: March 1st - February 28th

($ in thousands, except employee and per share data)	FY2023	FY2022	FY2021	FY2020	FY2019
Net Sales	$15,058	$17,133	$14,833	$15,355	$11,610
Gross Profit	$ 7,652	$ 8,613	$ 6,997	$ 7,313	$ 5,249
Gross Margin	**50.8%**	*50.3%*	*47.2%*	*47.6%*	*45.2%*
Selling, General and Administrative Expense	$ 4,819	$ 4,994	$ 4,012	$ 4,770	$ 3,841
% of Sales	**32**	*29.1*	*27.0*	*31.1*	*33.1*
Research and Product Development Expense	$ 2,150	$ 1,730	$ 1,645	$ 1,428	$ 1,325
% of Sales	**14.3**	*10.1*	*11.1*	*9.3*	*11.4*
Operating Income	$ 683	$ 1,889	$ 1,340	$ 1,115	$ 82
Operating Margin	**4.5%**	*11.0%*	*9.0%*	*7.3%*	*0.7%*
Net Income	$ 636	$ 2,543	$ 1,121	$ 1,107	$ 162
Diluted Earnings Per Share	$ 0.04	$ 0.16	$ 0.07	$ 0.07	$ 0.01
Weighted Average Shares Outstanding - Diluted	15,769	15,623	15,672	15,359	15,219
Year End Financial Position					
Cash, Cash Equivalents and Marketable Securities	$11,445	$10,709	$ 8,648	$ 7,879	$ 5,510
Total Assets	$20,175	$17,626	$16,423	$14,743	$12,200
Total Debt (Long Term)	$ 0	$ 0	$ 1,002*	$ 708	$ 871
Stockholders' Equity	$14,634	$13,741	$10,951	$ 9,782	$ 8,585
Book Value Per Share	$ 0.93	$ 0.88	$ 0.71	$ 0.64	$ 0.56
Other Year End Data					
Depreciation and Amortization	$ 511	$ 436	$ 463	$ 407	$ 332
Capital Expenditures	$ 556	$ 327	$ 344	$ 722	$ 547
Number of Full-Time Employees	73	67	69	76	68

*Includes PPP loan, forgiven in Q1 FY2022

Some of our vendors and suppliers have been less successful than Sono-Tek in steering through this environment, and pushed out promised delivery dates of our subsystems. To mitigate this issue going forward, we are increasing vertical integration in several areas to create greater control over our shipping schedules.

However, these key part delays forced us to extend some of our own planned customer shipment dates, which impacted our FY2023 revenue. As a result, total annual revenue decreased 12% over last year, although we still reported a profitable year, with continuing growth in cash and shareholders' equity.

Looking ahead, with our sales team back to traveling around the globe, and our engineering and manufacturing teams back onsite, we are confident that Sono-Tek will achieve improved results in the new fiscal year, based on continued progress to resolve the supply chain backlog issues and the receipt of large new orders from key customers in our target markets.

> ### *Our team looks forward to an excellent and exciting FY2024.*

Sincerely,

Christopher L. Coccio, PhD
Chairman and Chief Executive Officer

R. Stephen Harshbarger
President and Chief Operating Officer

SIZEABLE BACKLOG IN FY2023 IS EXPECTED TO STRENGTHEN REVENUES & GROWTH IN FY2024



Backlog at Fiscal Year End
$ in Millions

FY2018: $1.2, FY2019: $3.0, FY2020: $3.5, FY2021: $3.8, FY2022: $5.3, FY2023: $8.5



Revenue
$ in Millions

FY2018: $11.0, FY2019: $11.6, FY2020: $15.3, FY2021: $14.8, FY2022: $17.1, FY2023: $15.1



Gross Margin

FY2018: 48%, FY2019: 45%, FY2020: 48%, FY2021: 47%, FY2022: 50%, FY2023: 51%

> **"** *Our engineering and manufacturing teams are constantly at work on the development of new advanced platforms to maintain our dominance in the application of precision thin film coating systems.* **"**

Forward-Looking Statements

We discuss expectations regarding our future performance, such as our business outlook, in our annual and quarterly reports, news releases, and other written and oral statements. These "forward-looking statements" are based on currently available competitive, financial and economic data and our operating plans. They are inherently uncertain, and investors must recognize that events could turn out to be significantly different from our expectations and could cause actual results to differ materially. These factors include, among other considerations, general economic and business conditions; political, regulatory, tax, competitive and technological developments affecting our operations or the demand for our products; inflationary and supply chain pressures; the continued abatement of the COVID-19 pandemic; the extent and duration of the pandemic's adverse effect on economic and social activity, consumer confidence, discretionary spending and preferences, labor and healthcare costs, and unemployment rates, any of which may reduce demand for some of our products and impair the ability of those with whom we do business to satisfy their obligations to us; our ability to sell and provide our services and products, including as a result of continued pandemic related travel restrictions, mandatory business closures, and stay-at home or similar orders; any temporary reduction in our workforce, closures of our offices and facilities and our ability to adequately staff and maintain our operations resulting from the pandemic; the ability of our customers and suppliers to continue their operations as result of the pandemic, which could result in terminations of contracts, losses of revenue; the recovery of the Electronics/Microelectronics and Medical markets following COVID-19 related slowdowns; and further adverse effects to our supply chain; maintenance of increased order backlog, including effects of any COVID-19 related cancellations; the imposition of tariffs; timely development and market acceptance of new products and continued customer validation of our coating technologies; adequacy of financing; capacity additions, the ability to enforce patents; maintenance of operating leverage; maintenance of increased order backlog; consummation of order proposals; completion of large orders on schedule and on budget; continued sales growth in the medical and alternative energy markets; successful transition from primarily selling ultrasonic nozzles and components to a more complex business providing complete machine solutions and higher value subsystems; and realization of quarterly and annual revenues within the forecasted range of sales guidance.

We undertake no obligation to update any forward-looking statement.

Highlights

Highlights for fiscal 2023 include:

- Net sales for fiscal 2023 decreased 12% from $17.1 million to $15.1 million, due to supply chain challenges which delayed the receipt of necessary parts to complete several customer shipments. Our customized complex coating systems, which typically require longer than average delivery lead times, were especially impacted by these remaining supply chain issues.

- Gross profit margin for fiscal 2023 increased to 50.8% compared to 50.3% in fiscal 2022.

- Operating income for fiscal 2023 decreased 64% to $683,000 compared to $1.9 million in fiscal 2022, due to the current period's decrease in net sales combined with an increase in operating expenses.

- Backlog at February 28, 2023 reached a historical high of $8.5 million compared to the backlog at February 28, 2022 of $5.3 million, an increase of 60%. The large increase in backlog resulted from the receipt of several large, complex system orders with longer than typical build delivery time frames and higher than average selling prices from the clean energy sector during the year and from ongoing supply chain issues which slowed the rate at which we completed our backlog of orders.

- Cash, cash equivalents and marketable securities increased to $11.4 million on February 28, 2023 from $10.7 million on February 28, 2022.

Market and Geographic Diversity

We have invested significant resources to enhance our market diversity. By leveraging our core ultrasonic coating technology, we've expanded our portfolio of products, the industries we serve, and the countries in which we sell our products.

Today, we serve five industries: microelectronics/electronics, medical, alternative energy, industrial markets, and emerging research and development and other.

We are a geographically diverse company with a presence either directly or through distributors and trade representatives in the United States and Canada, EMEA (Europe, Middle East and Africa), APAC (Asia Pacific) and Latin America (including Mexico). In fiscal 2023, approximately 55% of sales originated outside of the United States and Canada.

We have an established infrastructure of application process development laboratories located at our distributor sites in Japan, China, Germany, Taiwan, Korea and our home office in New York, USA. These laboratories are equipped with Sono-Tek systems and technical personnel to conduct customer demonstrations and process development for new coating applications that our customers bring to us. Our engineering, service and sales teams all continue to grow as we expand our addressable markets and enhance our product line to include larger more sophisticated machinery and systems with increased capabilities.

We believe that the new products we have introduced, the new markets we have penetrated, and the expanded regions in which we now sell our products, are a strong foundation for our future sales growth and enhanced profitability.

Results of Operations

Sales and Gross Profit:

| | Fiscal Year Ended | | | |
	February 28, 2023	February 28, 2022	Change $	%
Net Sales	$ 15,058,000	$ 17,133,000	$ (2,075,000)	(12%)
Cost of Goods Sold	7,406,000	8,520,000	(1,114,000)	(13%)
Gross Profit	$ 7,652,000	$ 8,613,000	$ (961,000)	(11%)
Gross Profit %	50.8%	50.3%		

Gross profit decreased $961,000, or 11% to $7,652,000 for fiscal 2023 compared with $8,613,000 in fiscal 2022. Gross profit margin increased to 50.8% for fiscal 2023, compared to 50.3% for fiscal 2022. The improvement in the gross profit margin is due to a sales product mix with higher sales margins combined with lower than expected warranty and installation costs.

In fiscal 2023, our sales included approximately $2,120,000 for orders that were delivered to two customers.

Product Sales:

	Twelve Months Ended				Change	
	February 28, 2023	% of Total	February 28, 2022	% of Total	$	%
Fluxing Systems	$ 1,179,000	8%	$ 691,000	4%	$ 488,000	71%
Integrated Coating Systems	1,114,000	7%	1,182,000	7%	(68,000)	(6%)
Multi-Axis Coating Systems	6,785,000	45%	9,912,000	58%	(3,127,000)	(32%)
OEM Systems	2,144,000	14%	2,381,000	14%	(237,000)	(10%)
Other	3,836,000	26%	2,967,000	17%	869,000	29%
TOTAL	$ 15,058,000		$ 17,133,000		$ (2,075,000)	(12%)

Sales of Multi-Axis coating systems recorded a 32% decrease due to lingering supply chain challenges, resulting in several large system orders being pushed from planned fiscal 2023 shipments into planned fiscal 2024 shipments, and are included in our year end fiscal 2023 backlog. Fluxing Systems sales showed an increase of 71%, due to the continued adoption of a newly released spray fluxing platform, SonoFlux X2, which continues to be implemented with several large printed circuit board contract manufacturers. Sales of the "Other" product basket increased by 29%, or $869,000, in large part due to increased sales of high value spare parts packages to support our high ASP multi-axis machines already in the field.

Market Sales:

	Twelve Months Ended				Change	
	February 28, 2023	% of Total	February 28, 2022	% of Total	$	%
Electronics/Microelectronics	$ 5,509,000	37%	$ 7,134,000	42%	$ (1,625,000)	(23%)
Medical	3,702,000	25%	4,338,000	25%	(636,000)	(15%)
Alternative Energy	3,060,000	20%	3,688,000	22%	(628,000)	(17%)
Emerging R&D and Other	347,000	2%	918,000	5%	(571,000)	(62%)
Industrial	2,440,000	16%	1,055,000	6%	1,385,000	131%
TOTAL	$ 15,058,000		$ 17,133,000		$ (2,075,000)	(12%)

Sales to the Alternative Energy, Electronics, and Medical markets decreased by 17%, 23% and 15% respectively. Large portions of all these markets use our multi-axis systems which experienced delayed deliveries due to supply chain challenges, and moving several planned fiscal 2023 orders into fiscal 2024. The industrial market grew by 131% due to a large multi-system order valued at $1,540,000, $1,080,000 of this order was shipped in fiscal 2023 and the remaining $460,000 of the order shipped after the completion of fiscal 2023.

Geographic Sales:

	Twelve Months Ended		Change	
	February 28, 2023	February 28, 2022	$	%
U.S. & Canada	$ 6,804,000	$ 5,480,000	$ 1,324,000	24%
Asia Pacific (APAC)	3,260,000	5,301,000	(2,041,000)	(39%)
Europe, Middle East, Asia (EMEA)	3,448,000	5,255,000	(1,807,000)	(34%)
Latin America	1,546,000	1,097,000	449,000	41%
TOTAL	$ 15,058,000	$ 17,133,000	$ (2,075,000)	(12%)

In fiscal 2023, approximately 45% of our sales were to US and Canadian customers. This is compared to 32% in fiscal 2022. The increased sales to the US and Canada were positively impacted by several US Government initiatives to invest in the green energy sector and advanced research markets. APAC revenue decreased by 39% in fiscal 2023, impacted by reduced sales in China due to several China-based manufacturing sites moving operations back to the US and Mexico. Also, the currently strong US Dollar has made Sono-Tek products more expensive in Japan and South Korea, resulting in several delayed purchases.

Operating Expenses:

| | Twelve Months Ended | | Change | |
	February 28, 2023	February 28, 2022	$	%
Research and product development	$ 2,149,000	$ 1,730,000	$ 419,000	24%
Marketing and selling	3,170,000	3,367,000	(197,000)	(6%)
General and administrative	1,650,000	1,626,000	24,000	2%
Total Operating Expenses	$ 6,969,000	$ 6,723,000	$ 246,000	4%

Research and Product Development:

Research and product development costs increased $419,000 to $2,149,000 for fiscal 2023 due to increased salaries and related costs and an increase in research and development materials and supplies as we continue the development of new products for new and existing markets.

Marketing and Selling:

Marketing and selling costs decreased $197,000 to $3,170,000 for fiscal 2023 primarily due to a decrease in commission expense. This decrease was partially offset by increased travel and trade show expenses.

During fiscal 2023, we expended approximately $623,000 for commissions as compared with $974,000 for the prior fiscal year, a decrease of $351,000. The decrease in commission expense is due to a decrease in international sales being generated by our external distributors, which are commissioned at a higher rate than our in-house sales team.

During fiscal 2023, we expended approximately $398,000 for travel and trade show expenses compared with $205,000 for the prior fiscal year, an increase of $193,000. The increased travel and trade show expenses are a result of the global lifting of COVID-19 restrictions.

General and Administrative:

General and Administrative costs increased $24,000 to $1,650,000 for fiscal 2023 due to an increase in stock-based compensation expense. This increase was partially offset by decreases in corporate expenses and bad debt expense.

In fiscal 2023 stock-based compensation expense increased $78,000 to $257,000 compared with $179,000 in fiscal 2022. The increase in stock-based compensation expense in fiscal 2023 is due to option awards that were issued in the prior fiscal year. Option awards are expensed over three years based on vesting terms.

Operating Income:

Our operating income decreased $1,206,000 or 64%, to $683,000 in fiscal 2023 compared with $1,889,000 for the prior fiscal year due to the current period's decrease in gross profit. Operating margin for fiscal 2023 decreased to 5% compared with 11% in the prior fiscal year. As a percentage of net sales, operating expenses increased 700 basis points to 46% in fiscal 2023 compared with 39% in fiscal 2022.

Interest and Dividend Income:

Interest and dividend income increased $131,000 to $140,000 for fiscal 2023 as compared with $9,000 for the prior fiscal year. The increase in interest and dividend income is due to the reallocation of our investments into US Treasury securities and certificates of deposit combined with the increase in current interest rates. Our present investment policy is to invest excess cash in highly liquid, low risk US Treasury securities and certificates of deposit. At February 28, 2023, the majority of our holdings are rated at or above investment grade.

Income Tax Expense:

We recorded income tax expense of $154,000 for fiscal 2023 compared with $362,000 for the prior fiscal year. The decrease in income tax expense in fiscal 2023 is due to the current period's decrease in operating profit.

Net Income:

Net income decreased by $1,907,000 or 75%, to $636,000 for fiscal 2023 compared with $2,543,000 for the prior fiscal year. The decrease in net income in fiscal 2023 is a result of a decrease in operating income and income tax expense combined with the PPP Loan forgiveness recorded in the prior year.

Impact of COVID-19

In response to the COVID-19 pandemic and related government actions, we began implementing changes in our business in March 2020 to protect our employees and customers. These changes include adjusting our policies on social distancing, flexing our workforce hours, enhanced cleaning and sanitary procedures, limiting travel when appropriate, and restricting access of non-employees to our facility when necessary. These policies continue to be modified and adjusted dependent upon government regulations and CDC guidelines.

While these measures are necessary and appropriate, they may result in additional costs and may adversely impact our business and financial performance. As our response to the pandemic evolves, we may incur additional costs and will potentially experience adverse impacts to our business, each of which may be significant. In addition, an extended period of remote work arrangements could impair our ability to effectively manage our business, and introduce additional operational risks, including, but not limited to, cybersecurity risks and increased vulnerability to security breaches, cyber-attacks, computer viruses, ransomware, or other similar events and intrusions. We may experience, decreases in demand and customer orders for our products in all sales channels, as well as temporary disruptions and closures of our facilities due to decreased demand and government mandates.

COVID-19 has also impacted various aspects of the supply chain as our suppliers experience similar business disruptions due to operating restrictions from government mandates. We continue to monitor procurement of raw materials and components used in the manufacturing, distribution and sale of our products, but continued disruptions in the supply chain due to COVID-19 may cause difficulty in sourcing materials or unexpected shortages or delays in delivery of raw materials and components, and may result in increased costs in our supply chain.

We have implemented plans to reduce spending in certain areas of our business, including reductions or delays in capital expenditures, reduced trade show participation costs, reduced travel expenditures and may need to take additional actions to reduce spending in the future.

We are closely monitoring and assessing the impact of the pandemic on our business. The extent of the impact on our results of operations, cash flow, liquidity, and financial performance, as well as our ability to execute near- and long-term business strategies and initiatives, will depend on numerous evolving factors and future developments, which are highly uncertain and cannot be reasonably predicted.

Given the inherent uncertainty surrounding COVID-19, the pandemic may continue to have an adverse impact on our business in the near term. Should these conditions persist for a prolonged period, the COVID-19 pandemic, including any of the above factors and others that are currently unknown, may have a material adverse effect on our business, results of operations, cash flow, liquidity, and financial condition.

Liquidity and Capital Resources

Working Capital – Our working capital increased $335,000 to $11,117,000 at February 28, 2023 from $10,782,000 at February 28, 2022. The increase in working capital was primarily the result of the current period's net income and non-cash charges partially offset by purchases of equipment.

We aggregate cash and cash equivalents and marketable securities in managing our balance sheet and liquidity. For purposes of the following analysis, the total is referred to as "Cash." At February 28, 2023 and February 28, 2022, our working capital included:

	February 28, 2023	February 28, 2022	Cash Increase
Cash and cash equivalents...	$ 3,355,000	$ 4,841,000	$ (1,486,000)
Marketable securities	8,090,000	5,868,000	2,222,000
Total	$ 11,445,000	$ 10,709,000	$ 736,000

The following table summarizes the accounts and the major reasons for the $736,000 increase in "Cash":

	Impact on Cash	Reason
Net income, adjusted for non-cash items.........................	$ 853,000	To reconcile increase in cash.
Accounts receivable increase	(497,000)	Increase primarily due to shipments in the last month of the fiscal year.
Inventories increase	(875,000)	Additional inventory purchases and increase in work in process due to supply chain delays in receipt of required components.
Customer deposits increase	1,670,000	Received for new orders.
Accounts payable	126,000	Timing of disbursements.
Accrued expenses	(376,000)	Timing of disbursements.
Prepaid and Other Assets decrease................................	69,000	Decreased prepaid expenses.
Income taxes payable increase	322,000	Timing of disbursements.
Equipment purchases...	(556,000)	Equipment and facilities upgrade.
Net increase in cash..	$ 736,000	

Stockholders' Equity – Stockholders' equity increased $893,000 from $13,741,000 at February 28, 2022 to $14,634,000 at February 28, 2023. The increase was a result of the current year's net income of $636,000 and $257,000 in additional equity related to stock-based compensation awards. The details of stock-based compensation are explained in Note 4 in our financial statements.

Operating Activities – We generated $1,325,000 of cash in our operating activities in fiscal 2023 compared with generating $2,319,000 in fiscal 2022. The decrease in cash generated by operating activities was the result of increases in accounts receivable and inventories, a decrease in accrued expenses combined with the current period's decrease in net income. These uses of cash were partially offset by increases in customer deposits, income taxes payable, an increase in accounts payable and a decrease in prepaid expenses.

Investing Activities – In fiscal 2023, we used $2,811,000 in our investing activities compared with using $1,631,000 of cash in fiscal 2022. Capital spending in fiscal 2023 was $556,000 for the purchase or manufacture of equipment, furnishings and leasehold improvements and patent costs. This compares with $327,000 for the purchase of equipment and furnishings in fiscal 2022.

In fiscal 2023, we used $2,255,000 of cash compared with using $1,304,000 for the purchase of marketable securities in fiscal 2022.

Financing Activities – In fiscal years 2023 and 2022, we received $0 and $69,000 from the exercise of stock options.

Bank Credit Facilities:

We currently have a revolving credit line of $1,500,000 and a $750,000 equipment purchase facility, both of which are with a bank. The revolving credit line is collateralized by the Company's accounts receivable and inventory. The revolving line of credit is payable on demand and must be retired for a 30-day period, once annually. As of February 28, 2023, there were no outstanding borrowings under the line of credit.

As of February 28, 2023, $145,000 of the Company's credit line was being utilized to collateralize letters of credit issued to customers that have remitted cash deposits to the Company on existing orders. The unused portion of the credit line was $1,355,000 as of February 28, 2023. The letters of credit expire in fiscal year 2024.

Paycheck Protection Program Loan Forgiveness:

During fiscal 2021, we entered into a loan transaction pursuant to which we received proceeds of $1,001,640 (the "PPP Loan") under the Paycheck Protection Program ("PPP"). The PPP, established as part of the Coronavirus Aid, Relief and Economic Security Act ("CARES Act"), provides for loans to qualifying companies and is administered by the U.S. Small Business Administration (the "SBA").

The Company applied for forgiveness of the PPP Loan in December 2020. On April 1, 2021, the Company received notice from the Bank that the Bank had received confirmation from the SBA that the application for forgiveness of the PPP Loan had been approved. The loan forgiveness request in the amount of $1,001,640 was applied to the Company's entire outstanding PPP Loan balance with the Bank.

During fiscal 2022, the Company recorded a gain on the forgiveness of the PPP Loan and accrued interest in the amount of $1,005,372. The gain on the forgiveness of the PPP Loan is a non-taxable event.

Off - Balance Sheet Arrangements

We do not have any Off - Balance Sheet Arrangements as of February 28, 2023.

Critical Accounting Policies

The discussion and analysis of the Company's financial condition and results of operations are based upon the Company's consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires the Company to make estimates and judgments that affect the reported amount of assets and liabilities, revenues and expenses, and related disclosure on contingent assets and liabilities at the date of the financial statements. Actual results may differ from these estimates under different assumptions and conditions.

Critical accounting policies are defined as those that are reflective of significant judgments and uncertainties and may potentially result in materially different results under different assumptions and conditions. As of February 28, 2023, management believes that there are no critical accounting policies applicable to the Company that are reflective of significant judgments and or uncertainties.

Accounting for Income Taxes

The Company accounts for income taxes under the asset and liability method. Under this method, deferred income taxes are recognized for the tax consequences of "temporary differences" by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax basis of existing assets and liabilities. If it is more likely than not that some portion or all of a deferred tax asset will not be realized, a valuation allowance is recognized. We use a recognition threshold and a measurement attribute for financial statement recognition and measurement tax positions taken or expected to be taken in a return. For those benefits to be recognized, a tax position must be more likely than not to be sustained upon examination by taxing authorities. As of February 28, 2023 and February 28, 2022, there were no uncertain tax provisions.

Stock-Based Compensation

The computation of the expense associated with stock-based compensation requires the use of a valuation model. ASC 718 is a complex accounting standard, the application of which requires significant judgment and the use of estimates, particularly surrounding Black-Scholes assumptions such as stock price volatility, expected option lives, and expected option forfeiture rates, to value equity-based compensation. The Company currently uses a Black-Scholes option pricing model to calculate the fair value of its stock options. The Company primarily uses historical data to determine the assumptions to be used in the Black-Scholes model and has no reason to believe that future data is likely to differ materially from historical data. However, changes in the assumptions to reflect future stock price volatility and future stock award exercise experience could result in a change in the assumptions used to value awards in the future and may result in a material change to the fair value calculation of stock-based awards. ASC 718 requires the recognition of the fair value of stock compensation in net income.

Revenue Recognition

The Company recognizes revenue in accordance with ASC 606, Revenue from Contracts with Customers, the core principle of which is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled to receive in exchange for those goods or services.

Impact of New Accounting Pronouncements

Accounting pronouncements issued but not yet effective have been deemed to be not applicable or the adoption of such accounting pronouncements is not expected to have a material impact on the financial statements of the Company.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Sono-Tek Corporation

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of Sono-Tek Corporation (the "Company") as of February 28, 2023, the related consolidated statements of income, stockholders' equity and cash flows for the year ended February 28, 2023, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of February 28, 2023, and the results of its operations and its cash flows for the year ended February 28, 2023, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Critical Audit Matters

Critical audit matters are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. We determined that there are no critical audit matters.

Marcum LLP

We have served as the Company's auditor since 2020 (such date takes into account the acquisition of certain assets of Friedman LLP by Marcum LLP effective September 1, 2022).

East Hanover, New Jersey

May 25, 2023

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Sono-Tek Corporation

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of Sono-Tek Corporation (the “Company”) as of February 28, 2022, and the related consolidated statements of income, stockholders’ equity, and cash flows for the year ended February 28, 2022, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of February 28, 2022, and the results of its operations and its cash flows for the year ended February 28, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Friedman LLP

We served as the Company’s auditor from 2020 through 2022.

East Hanover, New Jersey

May 24, 2022

SONO-TEK CORPORATION

	February 28, 2023	February 28, 2022
ASSETS		
Current Assets:		
Cash and cash equivalents	$ 3,354,601	$ 4,840,558
Marketable securities	8,090,000	5,867,990
Accounts receivable (less allowance of $12,225 and 56,123, respectively)	1,633,866	1,092,505
Inventories	3,242,909	2,373,242
Prepaid expenses and other current assets	254,046	323,304
Total current assets	16,575,422	14,497,599
Land	250,000	250,000
Buildings, equipment, furnishings and leasehold improvements, net	2,624,996	2,561,184
Intangible assets, net	57,202	76,015
Deferred tax asset	667,098	240,736
TOTAL ASSETS	$20,174,718	$17,625,534
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Accounts payable	$ 810,863	$ 684,511
Accrued expenses	1,427,446	1,804,028
Customer deposits	2,838,165	1,167,968
Income taxes payable	381,421	58,874
Total current liabilities	5,457,895	3,715,381
Deferred tax liability	82,865	168,840
Total Liabilities	5,540,760	3,884,221
Commitments and Contingencies (Note 13)		
Stockholders' Equity		
Common stock, $.01 par value; 25,000,000 shares authorized, 15,742,073 and 15,729,175 issued and outstanding as February 28, 2023, and 2022, respectively	157,421	157,292
Additional paid-in capital	9,566,898	9,310,287
Accumulated earnings	4,909,639	4,273,734
Total stockholders' equity	14,633,958	13,741,313
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$20,174,718	$17,625,534

See accompanying notes to consolidated financial statements.

SONO-TEK CORPORATION

	Fiscal Year Ended	
	February 28, 2023	February 28, 2022
Net Sales	$15,058,203	$17,132,710
Cost of Goods Sold	7,406,196	8,520,156
Gross Profit	7,652,007	8,612,554
Operating Expenses		
Research and product development	2,149,525	1,729,509
Marketing and selling	3,169,730	3,367,403
General and administrative	1,649,761	1,626,306
Total Operating Expenses	6,969,016	6,723,218
Operating Income	682,991	1,889,336
Other Income (Expense):		
Interest and Dividend Income	140,042	9,496
Net unrealized loss on marketable securities	(33,119)	—
Paycheck Protection Program Loan Forgiveness	—	1,005,372
Income before Income Taxes	789,914	2,904,204
Income Tax Expense	154,009	361,631
Net Income	$ 635,905	$ 2,542,573
Basic Earnings Per Share	$ 0.04	$ 0.16
Diluted Earnings Per Share	$ 0.04	$ 0.16
Weighted Average Shares – Basic	15,735,451	15,586,404
Weighted Average Shares – Diluted	15,769,499	15,623,485

See accompanying notes to consolidated financial statements.

SONO-TEK CORPORATION
YEARS ENDED FEBRUARY 28, 2023 AND 2022

	Common Stock Par Value $.01		Additional Paid – In Capital	Accumulated Earnings	Total Stockholders' Equity
	Shares	Amount			
Balance - February 28, 2021	15,452,656	$154,527	$ 9,064,994	$ 1,731,161	$10,950,682
Stock based compensation expense			179,283		179,283
Cashless exercise of stock options	249,019	2,490	(2,490)		—
Proceeds from exercise of stock options...	27,500	275	68,500		68,775
Net Income...				2,542,573	2,542,573
Balance - February 28, 2022	15,729,175	$157,292	$ 9,310,287	$ 4,273,734	$13,741,313
Stock based compensation expense			256,740		256,740
Cashless exercise of stock options	12,898	129	(129)		—
Net Income...				635,905	635,905
Balance - February 28, 2023	15,742,073	$157,421	$ 9,566,898	$ 4,909,639	$14,633,958

See accompanying notes to consolidated financial statements.

SONO-TEK CORPORATION

	Fiscal Year Ended	
	February 28, 2023	February 28, 2022
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net Income	$ 635,905	$ 2,542,573
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization	510,868	435,525
Stock based compensation expense	256,740	179,283
Accounts receivable reserve	(43,898)	—
Inventory reserve	4,864	43,381
Paycheck Protection Program Loan Forgiveness	—	(1,005,372)
Unrealized loss on marketable securities	33,119	—
Deferred tax asset, net	(512,337)	(17,620)
(Increase) Decrease in:		
Accounts receivable	(497,463)	665,297
Inventories	(874,531)	194,483
Prepaid expenses and other assets	69,258	(171,988)
(Decrease) Increase in:		
Accounts payable	126,352	(606,241)
Accrued expenses	(376,582)	53,112
Customer deposits	1,670,197	1,427
Income taxes payable	322,547	5,307
Net Cash Provided by Operating Activities	1,325,039	2,319,167
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of equipment, furnishings and leasehold improvements	(555,867)	(326,942)
Purchase of marketable securities, net	(2,255,129)	(1,304,520)
Net Cash Used In Investing Activities	(2,810,996)	(1,631,462)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Proceeds from exercise of stock options	—	68,775
Net Cash Provided By Financing Activities	—	68,775
NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(1,485,957)	756,480
CASH AND CASH EQUIVALENTS:		
Beginning of year	4,840,558	4,084,078
End of year	$ 3,354,601	$ 4,840,558
Supplemental Cash Flow Disclosure:		
Interest Paid	$ —	$ —
Income Taxes Paid	$ 363,590	$ 373,928

See accompanying notes to consolidated financial statements.

SONO-TEK CORPORATION
YEARS ENDED FEBRUARY 28, 2023 AND 2022

NOTE 1: BUSINESS DESCRIPTION

Sono-Tek Corporation (the "Company", "Sono-Tek", "We" or "Our") was incorporated in New York on March 21, 1975. We are the world leader in the design and manufacture of ultrasonic coating systems for applying precise, thin film coatings to add functional properties, protect or strengthen surfaces on parts and components for the microelectronics/electronics, alternative energy, medical, industrial and emerging research & development/other markets. We design and manufacture custom-engineered ultrasonic coating systems incorporating our patented technology, in combination with strong applications engineering knowledge, to assist our customers in achieving their desired coating solutions.

NOTE 2: SIGNIFICANT ACCOUNTING POLICIES

Advertising Expenses - The Company expenses the cost of advertising in the period in which the advertising takes place. Advertising expense for fiscal 2023 and fiscal 2022 was $297,500 and $178,500, respectively.

Accounts Receivable, net - In the normal course of business, the Company extends credit to customers. Accounts receivable, less the allowance for doubtful accounts, reflect the net realizable value of receivables and approximate fair value. The Company records a bad debt expense/allowance based on management's estimate of uncollectible accounts. All outstanding accounts receivable accounts are reviewed for collectability on an individual basis.

Cash and Cash Equivalents - Cash and cash equivalents consist of money market mutual funds, short term commercial paper and short-term certificates of deposit with original maturities of 90 days or less. At February 28, 2023, the Company had $2,892,000 of cash in excess of the FDIC insured limit.

Consolidation - The accompanying consolidated financial statements of the Company include the accounts of the Company and its wholly owned subsidiary, Sono-Tek Industrial Park, LLC ("SIP") in conformity with generally accepted accounting principles in the United States ("GAAP"). SIP operates as a real estate holding company for the Company's real estate operations. All intercompany accounts and transactions have been eliminated in consolidation.

Earnings Per Share - Basic earnings per share ("EPS") is computed by dividing net income by the weighted-average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock under the treasury stock method.

Equipment, Furnishings and Leasehold Improvements - Equipment, furnishings and leasehold improvements are stated at cost. Depreciation of equipment and furnishings is computed by use of the straight-line method based on the estimated useful lives of the assets, which range from three to five years.

Fair Value of Financial Instruments - The Company applies Accounting Standards Codification ("ASC") 820, Fair Value Measurement ("ASC 820"), which establishes a framework for measuring fair value and clarifies the definition of fair value within that framework. ASC 820 defines fair value as an exit price, which is the price that would be received for an asset or paid to transfer a liability in the Company's principal or most advantageous market in an orderly transaction between market participants on the measurement date. The fair value hierarchy established in ASC 820 generally requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. Observable inputs reflect the assumptions that market participants would use in pricing the asset or liability and are developed based on market data obtained from sources independent of the reporting entity. Unobservable inputs reflect the entity's own assumptions based on market data and the entity's judgments about the assumptions that market participants would use in pricing the asset or liability and are to be developed based on the best information available in the circumstances.

The carrying amounts of financial instruments reported in the accompanying consolidated financial statements for current assets and current liabilities approximate the fair value because of the immediate or short-term maturities of the financial instruments.

The valuation hierarchy is composed of three levels. The classification within the valuation hierarchy is based on the lowest level of input that is significant to the fair value measurement. The levels within the valuation hierarchy are described below:

Level 1 — Assets and liabilities with unadjusted, quoted prices listed on active market exchanges. Inputs to the fair value measurement are observable inputs, such as quoted prices in active markets for identical assets or liabilities.

Level 2 — Inputs to the fair value measurement are determined using prices for recently traded assets and liabilities with similar underlying terms, as well as direct or indirect observable inputs, such as interest rates and yield curves that are observable at commonly quoted intervals.

Level 3 — Inputs to the fair value measurement are unobservable inputs, such as estimates, assumptions, and valuation techniques when little or no market data exists for the assets or liabilities.

The fair values of financial assets of the Company were determined using the following categories at February 28, 2023 and February 28, 2022, respectively:

	Level 1	Level 2	Level 3	Total
Marketable Securities – February 28, 2023	$ 7,361,000	$729,000	$ —	$ 8,090,000
Marketable Securities – February 28, 2022	$ 5,716,338	$151,652	$ —	$ 5,867,990

Marketable Securities include certificates of deposit and US Treasury securities, totaling $8,090,000 and $5,867,990 that are considered to be highly liquid and easily tradeable as of February 28, 2023 and February 28, 2022, respectively. US Treasury securities are valued using inputs observable in active markets for identical securities and are therefore classified as Level 1 and certificates of deposit are classified as Level 2 within the Company's fair value hierarchy. The Company's marketable securities are considered to be trading securities as defined under ASC 320 "Investments – Debt and Equity Securities."

continued

Income Taxes - The Company accounts for income taxes under the asset and liability method. Under this method, deferred income taxes are recognized for the tax consequences of "temporary differences" by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax basis of existing assets and liabilities. If it is more likely than not that some portion or all of a deferred tax asset will not be realized, a valuation allowance is recognized. The Company uses a recognition threshold and a measurement attribute for financial statement recognition and measurement of tax positions taken or expected to be taken in a return. For those benefits to be recognized, a tax position must be more likely than not to be sustained upon examination by taxing authorities. As of February 28, 2023 and February 28, 2022, there were no uncertain tax positions.

Intangible Assets - Include costs of patent applications which are deferred and charged to operations over seventeen years for domestic patents and twelve years for foreign patents, which is considered the useful life. The accumulated amortization of patents is $202,681 and $192,490 at February 28, 2023 and February 28, 2022, respectively. Annual amortization expense of such intangible assets is expected to be approximately $11,000 per year for the next five years.

Inventories - Inventories are stated at the lower of cost or net realizable value. Cost is determined using the first-in, first-out (FIFO) method for raw materials, subassemblies and work-in-progress and the specific identification method for finished goods. Management compares the cost of inventory with the net realizable value and, if applicable, an allowance is made for writing down the inventory to its net realizable value, if lower than cost. On an ongoing basis, inventory is reviewed for potential write-down for estimated obsolescence or unmarketable inventory based upon forecasts for future demand and market conditions.

Land and Buildings - Land and buildings are stated at cost. Buildings are being depreciated by use of the straight-line method based on an estimated useful life of forty years.

At February 28, 2023 and 2022, the Company had Land, stated at cost of $250,000

Long-Lived Assets - The Company periodically evaluates the carrying value of long-lived assets, including intangible assets, when events and circumstances warrant such a review. The carrying value of a long-lived asset is considered impaired when the anticipated undiscounted cash flow from such asset is separately identifiable and is less than its carrying value. In that event, a loss is recognized based on the amount by which the carrying value exceeds the fair market value of the long-lived asset. Fair market value is determined primarily using the anticipated cash flows discounted at a rate commensurate with the risk involved. No impairment losses were identified or recorded for the years ended February 28, 2023 and February 28, 2022 on the Company's long-lived assets.

Management Estimates - The preparation of the consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

New Accounting Pronouncements - In June 2016, the FASB issued ASU 2016-13 - Financial Instruments-Credit Losses-Measurement of Credit Losses on Financial Instruments. Codification Improvements to Topic 326, Financial Instruments – Credit Losses, have been released in November 2018 (2018-19), November 2019 (2019-10 and 2019-11) and a January 2020 Update (2020-02) that provided additional guidance on this Topic. This guidance replaces the current incurred loss impairment methodology with a methodology that reflects expected credit losses and requires consideration of a broader range of reasonable and supportable information to inform credit loss estimates. For SEC filers meeting certain criteria, the amendments in this ASU are effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. For SEC filers that meet the criteria of a smaller reporting company (including this Company) and for non-SEC registrant public companies and other organizations, the amendments in this ASU are effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2022. Early adoption will be permitted for all organizations for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. The Company has adopted ASU 2016-13 as updated and does not expect the adoption of this guidance to have a material impact on the Company's consolidated financial statements.

Other than Accounting Standards Update ("ASU") ASU 2016-13 discussed above, all new accounting pronouncements issued but not yet effective have been deemed to be not applicable to the Company. Hence, the adoption of these new accounting pronouncements, once effective, is not expected to have an impact on the Company.

Product Warranty - Expected future product warranty expense is recorded when revenue is recognized for product sales.

Reclassifications - Building, equipment, leasehold improvements reclassifications have been made to the fiscal 2022 consolidated financial statements to conform to the fiscal 2023 consolidated financial statement presentation. These reclassifications had no effect on net loss or cash flows as previously reported.

Research and Product Development Expenses - Research and product development expenses represent engineering and other expenditures incurred for developing new products, for refining the Company's existing products and for developing systems to meet unique customer specifications for potential orders or for new industry applications and are expensed as incurred.

During fiscal 2023 and fiscal 2022, the Company spent approximately $2,149,000 and $1,730,000, respectively, on research and development activities related to new products and services and the ongoing improvement of existing products and services.

Revenue Recognition - The Company recognizes revenue in accordance with ASC 606, Revenue from Contracts with Customers, the core principle of which is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled to receive in exchange for those goods or services. To determine revenue recognition for arrangements that the Company determines are within the scope of ASC 606, the Company performs the following five steps:

- Identification of the contract, or contracts, with a customer
- Identification of the performance obligations in the contract
- Determination of the transaction price
- Allocation of the transaction price to the performance obligations in the contract
- Recognition of revenue when, or as, performance obligations are satisfied

continued

Stock-Based Compensation - The Company currently uses a Black-Scholes option pricing model to calculate the fair value of its stock options. The fair value of each option is estimated on the date of grant based on the Black-Scholes options-pricing model utilizing certain assumptions for a risk free interest rate; volatility; and expected lives of the awards. The Company primarily uses historical data to determine the assumptions to be used in the Black-Scholes model. The assumptions used in calculating the fair value of share-based payment awards represent management's best estimates, but these estimates involve inherent uncertainties and the application of management judgment.

ASC 718 requires the recognition of the fair value of stock compensation expense to be recognized over the vesting term of such award. The Company accounts for forfeitures as they occur.

Uncertainties - Since early 2020, when the World Health Organization established the transmissible and pathogenic coronavirus a global pandemic, there have been business slowdowns. The outbreak of such a communicable disease has resulted in a widespread health crisis which has adversely affected general commercial activity and the economies and financial markets of many countries, including the United States. As the outbreak of the disease has continued through fiscal 2022 and into fiscal 2023, the measures taken by the governments of impacted countries have, at times, adversely affected the Company's business, financial condition, and results of operations. Pandemic related supply shortages and increased energy expenses resulting from the war in Ukraine have recently created worldwide inflationary pressures which may have a material adverse effect on the Company's business, financial condition, and results of operations if such factors continue unabated.

The Company has encountered challenges in procuring supplies of various materials and components, and electronic components in particular, due to well-documented shortages and constraints in the global supply chain. Lead times for ordered components may vary significantly, and some components used to manufacture our products are provided by a limited number of sources. The Company experienced lengthened lead times throughout its supply chain as a result of supply chain constraints and material shortages that have occurred through fiscal year 2023. This has been exacerbated by the recent resurgence of the COVID-19 pandemic in certain parts of China, which has resulted in the temporary closure of manufacturing facilities, including those that manufacture electronic parts that the Company includes in its products.

NOTE 3: REVENUE RECOGNITION

The Company's sales revenue is derived primarily from short term contracts with customers, which, on average, are in effect for less than twelve months. Sales revenue from manufactured equipment transferred at a single point in time accounts for a majority of the Company's revenue.

Sales revenue is recognized when control of the Company's manufactured equipment is transferred to its customers in an amount that reflects the consideration the Company expects to receive based upon the agreed transaction price. The Company's performance obligations are satisfied when its customers take control of the purchased equipment, in accordance with the contract terms. Based on prior experience, the Company reasonably estimates its sales returns and warranty reserves. Sales are presented net of discounts and allowances. Discounts and allowances are determined when a transaction is negotiated. The Company does not grant its customers or independent representatives the ability to return equipment nor does it grant price adjustments after a sale is complete.

The Company does not capitalize any sales commission costs related to the acquisition of a contract. All commissions related to a performance obligation that are satisfied at a point in time are expensed when the customer takes control of the purchased equipment and revenue is recognized.

The Company applies the practical expedient in paragraph ASC 606-10-50-14 and does not disclose information about remaining performance obligations that have original expected durations of one-year or less.

At February 28, 2023, the Company had received $2,838,000 in cash deposits, representing contract liabilities, and had issued Letters of Credit in the amount of $145,000 to secure these cash deposits. At February 28, 2023, the Company was utilizing $145,000 of its available credit line to collateralize these letters of credit.

At February 28, 2022, the Company had received $1,168,000 in cash deposits, representing contract liabilities, and had issued Letters of Credit in the amount of $5,000 to secure these cash deposits. At February 28, 2022, the Company was utilizing $5,000 of its available credit line to collateralize these letters of credit.

The Company's sales revenue, by product line is as follows:

	Twelve Months Ended			
	February 28, 2023	% of total	February 28, 2022	% of total
Fluxing Systems	$ 1,179,000	8%	$ 691,000	4%
Integrated Coating Systems	1,114,000	7%	1,182,000	7%
Multi-Axis Coating Systems	6,785,000	45%	9,912,000	58%
OEM Systems	2,144,000	14%	2,381,000	14%
Other	3,836,000	26%	2,967,000	17%
TOTAL	$15,058,000		$17,133,000	

NOTE 4: STOCK-BASED COMPENSATION

Stock Options - Under the 2013 Stock Incentive Plan, as amended (the "2013 Plan"), options can be granted to officers, directors, consultants and employees of the Company and its subsidiaries to purchase up to 2,500,000 shares of the Company's common stock. Under the 2013 Plan options expire ten years after the date of grant. As of February 28, 2023, there were 250,759 options outstanding under the 2013 plan.

Under the 2013 Stock Incentive Plan, option prices must be at least 100% of the fair market value of the common stock at time of grant. For qualified employees, except under certain circumstances specified in the plan or unless otherwise specified at the discretion of the Board of Directors, no option may be exercised prior to one year after date of grant, with the balance becoming exercisable in cumulative installments over a three-year period during the term of the option and terminating at a stipulated period of time after an employee's termination of employment.

During fiscal 2023, the Company granted options to acquire 28,239 shares to employees exercisable at prices ranging from $5.45 to $5.96 and options to acquire 16,500 shares to the non-employee members of the board of directors with an exercise price of $5.50. The options granted to employees and directors vest over three years and expire in ten years. The options granted by the Company during fiscal 2023 had a combined weighted average grant date fair value of $3.44 per share.

During fiscal 2022, the Company granted options to acquire 138,085 shares to employees exercisable at prices ranging from $3.19 to $6.26 and options to acquire 30,250 shares to the non-employee members of the board of directors with an exercise price of $3.19. The options granted to employees and directors vest over three years and expire in ten years. The options granted by the Company during fiscal 2022 had a combined weighted average grant date fair value of $2.76 per share.

continued

A summary of the activity for fiscal 2023 and fiscal 2022 is as follows:

| | Stock Options | | Weighted Average | | |
| | | | Exercise Price $ | | Remaining |
	Outstanding	Exercisable	Outstanding	Exercisable	Term - Years
Balance - February 29, 2021	508,459	333,500	$ 2.35	$ 2.17	6.99
Granted...	168,335		5.10		
Exercised	(403,334)		(2.12)		
Cancelled.....................................	(19,750)		(3.27)		
Balance - February 28, 2022	253,710	61,690	$ 4.46	$ 3.53	8.94
Granted...	44,739		$ 5.71		
Exercised	(16,973)		(1.77)		
Cancelled.....................................	(30,717)		(4.66)		
Balance - February 28, 2023	250,759	133,609	$ 4.84	$ 4.62	8.52

The aggregate intrinsic value of the Company's vested and exercisable options at February 28, 2023 was $155,077.

For the years ended February 28, 2023 and 2022 the Company recognized $256,740 and $179,283 in stock based compensation expense, respectively. Such amounts are included in general and administrative expenses on the consolidated statements of income. Total compensation expense related to non-vested options not yet recognized as of February 28, 2023 was $288,000 and will be recognized over the next three years based on vesting date. The amount of future stock option compensation expense could be affected by any future option grants or by any forfeitures. During the year ended February 28, 2023, the Company had net settlement exercises of stock options, whereby, the optionee did not pay cash for the options but instead received the number of shares equal to the difference between the exercise price and the market price on the date of exercise. Net settlement exercises during the year ended February 28, 2023 resulted in 12,898 shares of common stock issued.

Determining the appropriate fair value of the stock-based awards requires the input of subjective assumptions, including the fair value of the Company's common stock, and for stock options, the expected life of the option, and the expected stock price volatility. The Company uses the Black-Scholes option pricing model to value its stock option awards. The assumptions used in calculating the fair value of stock-based awards represent management's best estimates and involve inherent uncertainties and the application of management's judgment.

The expected term of the options is estimated based on the Company's historical exercise rate. The expected life of awards that vest immediately use the contractual maturity since they are vested when issued. For stock price volatility, the Company uses its expected volatility of the price of the Company's common stock based on historical activity. The risk-free interest rate is based on U.S. Treasury notes with a term approximating the expected life of the option at the grant-date.

The weighted-average fair value of options has been estimated on the date of grant using the Black-Scholes options-pricing model. The weighted-average Black-Scholes assumptions are as follows:

	Fiscal Year Ended	
	February 28, 2023	February 28, 2022
Expected life	5 - 8 years	5 - 8 years
Risk free interest rate	2.82% - 4.02%	0.78% - 2.0%
Expected volatility	55.02% - 62.01%	50.73% - 57.13%
Expected dividend yield	0%	0%

NOTE 5: INVENTORIES

Inventories consist of the following:

	February 28, 2023	February 28, 2022
Raw materials and subassemblies	$ 1,868,689	$ 1,250,589
Finished goods	613,915	779,533
Work in process	760,305	343,120
Total	$ 3,242,909	$ 2,373,242

The Company maintains an allowance for slow moving inventory for raw materials and finished goods. The recorded allowances at February 28, 2023 and 2022, totaled $332,525 and $327,661, respectively.

NOTE 6: BUILDINGS, EQUIPMENT, FURNISHINGS AND LEASEHOLD IMPROVEMENTS

Buildings, equipment, furnishings and leasehold improvements consist of the following:

	February 28, 2023	February 28, 2022
Buildings	$ 2,250,000	$ 2,250,000
Laboratory equipment	1,647,951	1,421,845
Machinery and equipment	1,807,817	1,729,587
Leasehold improvements	789,044	715,999
Tradeshow and demonstration equipment	1,137,346	1,137,346
Furniture and fixtures	1,302,545	1,206,918
Totals	8,934,703	8,461,695
Less: Accumulated depreciation	(6,309,707)	(5,900,511)
	$ 2,624,996	$ 2,561,184

Depreciation expense for the years ended February 28, 2023 and February 28, 2022 was $492,055 and $416,083, respectively.

continued

NOTE 7: ACCRUED EXPENSES

Accrued expenses consist of the following:

	February 28, 2023	February 28, 2022
Accrued compensation	$ 352,619	$ 449,673
Estimated warranty costs	500,650	622,775
Accrued commissions	157,927	195,540
Professional fees	100,921	104,850
Other accrued expenses	315,329	431,190
	$ 1,427,446	$ 1,804,028

NOTE 8: REVOLVING LINE OF CREDIT

The Company has a $1,500,000 revolving line of credit at prime which was 7.75% at February 28, 2023 and 3.25% at February 28, 2022. The revolving credit line is collateralized by the Company's accounts receivable and inventory. The revolving credit line is payable on demand and must be retired for a 30-day period, once annually. If the Company fails to perform the 30-day annual pay down or if the bank elects to terminate the credit line, the bank may, at its option, convert the outstanding balance to a 36-month term note with payments including interest in 36 equal installments.

As of February 28, 2023, $145,000 of the Company's credit line was being utilized to collateralize Letters of Credit issued to customers that have remitted cash deposits to the Company on existing orders. The Letters of Credit expire in May and July 2023. As of February 28, 2023, there were no outstanding borrowings under the line of credit and the unused portion of the credit line was $1,355,000.

As of February 28, 2022, $5,000 of the Company's credit line was being utilized to collateralize letters of credit issued to customers that have remitted cash deposits to the Company on existing orders. The letters of credit expire in May 2023. As of February 28, 2022, there were no outstanding borrowings under the line of credit and the unused portion of the credit line was $1,495,000.

NOTE 9: LONG-TERM DEBT

In fiscal year 2021, the Company obtained a loan under the Paycheck Protection Program for $1,001,640. In April 2021, the Company received notice from the SBA that the loan was forgiven in full and recorded a gain on forgiveness of $1,005,372, which is recorded on the consolidated statements of income in fiscal 2022.

NOTE 10: INCOME TAXES

The annual provision (benefit) for income taxes differs from amounts computed by applying the maximum U.S. Federal income tax rate of 21% to pre-tax income as follows:

	February 28, 2023	February 28, 2022
Expected federal income tax	$ 165,882	$ 609,883
State tax, net of federal	37,204	37,894
Research and development tax credits	(127,329)	(101,573)
Permanent differences	78,252	(179,320)
Other	—	(5,253)
Income tax expense	$ 154,009	$ 361,631

Components of the current and deferred tax expense are as follows:

	February 28, 2023	February 28, 2022
Current:		
Federal	$ 438,263	$ 341,882
State	83,525	38,536
Total current	521,788	380,418
Deferred:		
Federal	(321,458)	(18,787)
State	(46,321)	—
Total deferred	(367,779)	(18,787)
Net income taxes	$ 154,009	$ 361,631

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and projections for future taxable income over periods in which the deferred tax assets are deductible. Management believes it is more likely than not that the Company will realize the benefits of these deductible differences.

The incorporation of the new tax laws for 2023, requires the Company to capitalize for income tax purposes research and development expenses incurred during the year and for such expenses to be amortized over a five year period. As a result, a deferred tax asset " Capitalized R&D expenses – IRC Section 174" has been recorded.

The Company does not have any uncertain tax positions in 2023. There are no interest and penalties related to uncertain tax positions in 2023. As of February 28, 2023, open years related to the federal and state jurisdictions are 2022, 2021 and 2020.

The deferred tax asset and liability are comprised of the following:

	February 28, 2023	February 28, 2022
Deferred tax asset		
Allowance for inventory	$ 76,000	$ 69,000
Allowance for accounts receivable	3,000	12,000
Capitalized R&D expenses – IRC Section 174..	441,000	—
Accrued expenses and other	147,000	160,000
Deferred tax asset – Long Term	$ 667,000	$ 241,000
Deferred tax liability		
Building and leasehold depreciation	(83,000)	(169,000)
Deferred tax liability – Long Term...	$ (83,000)	$ (169,000)

continued

NOTE 11: EARNINGS PER SHARE

The following table sets forth the computation of basic and diluted earnings per share:

	February 28, 2023	February 28, 2022
Numerator for basic and diluted earnings per share	$ 635,905	$ 2,542,573
Denominator for basic earnings per share - weighted average	15,735,451	15,586,404
Effects of dilutive securities:		
Stock options for employees, directors and outside consultants	34,048	37,081
Denominator for diluted earnings per share	15,769,499	15,623,485
Basic Earnings Per Share – Weighted Average	$ 0.04	$ 0.16
Diluted Earnings Per Share – Weighted Average	$ 0.04	$ 0.16

NOTE 12: CUSTOMER CONCENTRATIONS AND FOREIGN SALES

Export sales to customers located outside the United States and Canada were approximately as follows:

	February 28, 2023	February 28, 2022
Asia Pacific (APAC)	3,260,000	5,301,000
Europe, Middle East, Asia (EMEA)	3,448,000	5,255,000
Latin America	1,546,000	1,097,000
	$ 8,254,000	$11,653,000

During fiscal 2023 and fiscal 2022, sales to foreign customers accounted for approximately $8,254,000 and $11,653,000, or 55% and 68% respectively, of total revenues.

The Company had two customers which accounted for 14% of sales during fiscal 2023. Four customers accounted for 44% of the outstanding accounts receivables at February 28, 2023.

The Company had two customers which accounted for 24% of sales during fiscal 2022. Three customers accounted for 41% of the outstanding accounts receivables at February 28, 2022.

NOTE 13: COMMITMENTS AND CONTINGENCIES

Other than the letters of credit discussed in Notes 3 and 8, the Company did not have any material commitments or contingencies as of February 28, 2023.

The Company is subject, from time to time, to claims by third parties under various legal disputes. The defense of such claims, or any adverse outcome relating to any such claims, could have a material adverse effect on the Company's liquidity, financial condition, and cash flows. As of February 28, 2023, the Company did not have any pending legal actions.

Shareholder Information

Corporate Headquarters
Sono-Tek Corporation
Sono-Tek Industrial Park
2012 Route 9W
Milton, NY 12547 USA
845-795-2020
www.sono-tek.com

2023 Annual Meeting
The Annual Meeting of Shareholders will be held at 10:00AM ET on August 24, 2023 at Sono-Tek Corporation headquarters.

Investor Relations
Investors, stockbrokers, security analysts and others seeking information should contact:

Stephen J. Bagley, CPA
Chief Financial Officer
Sono-Tek Corporation
info@sono-tek.com

Stephanie Prince
PCG Advisory, Inc.
sprince@pcgadvisory.com

Transfer Agent
For services such as reporting a change of address, replacement of lost stock certificates and changes in registered ownership, or for inquiries about your account, contact:

Equiniti Trust Company, LLC
6201 15th Avenue
Brooklyn, NY 11219
www.equiniti.com

Corporate Counsel
Eilenberg & Krause LLP
335 Madison Avenue, 9th Floor
New York, NY 10017
www.eeklaw.com

Independent Accountants
Marcum LLP
100 Eagle Rock Avenue, Suite 200
East Hanover, NJ 07936

Executive Leadership
Dr. Christopher L. Coccio
Chairman of the Board and Chief Executive Officer

R. Stephen Harshbarger
President and Chief Operating Officer

Stephen J. Bagley, CPA
Chief Financial Officer

Robb Engle
Executive Vice President, Engineering

Chris Cichetti
Vice President, Sales & Application Engineering

Maria Kuha
Vice President, Manufacturing Operations, Procurement & Logistics

Board of Directors
Dr. Christopher L. Coccio
Chairman of the Board & Chief Executive Officer

R. Stephen Harshbarger
President and Chief Operating Officer

Dr. Joseph Riemer [2, 3*]
Consultant, Retired President and Vice President, Food Business Development, Sono-Tek Corporation

Philip Strasburg, CPA [1*, 2]
Former Partner, Anchin Block and Anchin, LLP

Carol O'Donnell [1, 3]
Chief Executive Officer of Protege Partners, LLC

Dr. Donald Mowbray [2*]
Independent Science Consultant; Retired Director, Mechanical Engineering Laboratory, GE R&D Center

Eric Haskell, CPA [1]
Retired, Executive Vice President and Chief Financial Officer, SunCom Wireless Holdings, Inc.

1 Audit Committee
2 Compensation Committee
3 Nominations Committee
* Committee Chairman

SONO•TEK Corporation
NASDAQ: SOTK

2012 Route 9W
Milton, NY 12547
845.795.2020
info@sono-tek.com
www.sono-tek.com